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                            May 3, 2023

       Zhenwu Huang
       Chief Executive Officer
       Richtech Robotics Inc.
       4175 Cameron St Ste 1
       Las Vegas, NV 89103

                                                        Re: Richtech Robotics
Inc.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted April 21,
2023
                                                            CIK No. 0001963685

       Dear Zhenwu Huang:

             We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our
       March 13, 2023 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Prospectus Summary, page 1

   1. We note that you reference an industry marketing research report by IBISWorld. Please clarify whether you
commissioned any of third-party data presented in your registration statement. To the
extent that you commissioned any such data, please provide
                                                        the consent of the
third party in accordance with Rule 436.
 Zhenwu Huang
FirstName  LastNameZhenwu   Huang
Richtech Robotics Inc.
Comapany
May  3, 2023NameRichtech Robotics Inc.
May 3,
Page 2 2023 Page 2
FirstName LastName
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations
Comparison of the three months ended December 31, 2022 and 2021, page 40

2. You state that the increase in revenue during the three months ended December 31, 2022 compared to the three months ended December 31, 2021 was partially offset by a decline in revenue brought on by the sale of your two subsidiaries, Uplus Academy LLC and
         Uplus Academy NLV LLC. Please include a quantified discussion of the decrease in revenue attributable to these subsidiaries. Similar revisions should be made to your discussion of revenue for fiscal 2022 compared to 2021. Refer to Item 303(b) of
         Regulation S-K.
Business
Material Contracts, page 44

3. Please refer to prior comment 12 and expand your disclosure to discuss the material terms of the Restaurant MSA, Hotel MSA, and Gaming MSA including but not limited to the term and termination provisions of each agreement, minimum purchase requirements, and the identity of the customers. Disclose the amount of revenue that you have generated from each MSA. If you have not yet generated revenue from these MSAs, disclose when you intend to begin recognizing revenue from each agreement. If you believe you cannot calculate these amounts, please tell us in detail why you are unable to do so and what information is unknown at this time.
4.       We note your response to prior comment 11 that    pilot programs are
run typically close to
         cost, and this amount roughly covers [y]our employee travel and product shipping
         expenses.    Please clarify any material costs that you incur in
operating the pilot programs
         that are not covered by the customers in the program. Also, disclose the specific number of pilot programs that are currently operating rather than stating that you are currently running pilot programs with "several dozen enterprises."
Liquidity and Capital Resources
Funding Requirements, page 46

5. We note from your revised disclosures in response to prior comment 7 that you believe your existing cash as of the date of this prospectus will fund your current operating plans through at least the next twelve months. However, on page 12 you state that your existing cash together with the net proceeds of this offering will fund your current operating plans through at least the next twelve months. You also indicate that you will need additional funding in connection with your continuing operations. In light of these statements and your negative cash flows from operating activities, please explain further the basis for your conclusion that your current cash will be sufficient to fund your operations for the next twelve months, or revise your disclosures as necessary.
 Zhenwu Huang
FirstName  LastNameZhenwu   Huang
Richtech Robotics Inc.
Comapany
May  3, 2023NameRichtech Robotics Inc.
May 3,
Page 3 2023 Page 3
FirstName LastName
Principal Stockholders, page 75

6. We note that you issued 466,000 of your class B common stock to Normanton Tech
         PTE. LTD on January 15, 2023 for future service rendered. Please revise the total shares outstanding and Class B shares on pages 75 and 80 as of March 28, 2023 to reflect this share issuance.
Reports of Independent Registered Public Accounting Firm, page F-2

7. As previously noted in our prior comment 14, the report of your independent auditors states that they are registered with the PCAOB and are required to be independent with
         respect to the company    in accordance with the relevant ethical
requirements relating to
         our audits.    While your response indicates that you have revised the
auditor's report, no
         such revisions have been made. Please revise to ensure that the audit opinion complies with the language in paragraph .09(g) of PCAOB AS 3101.
Statements of Stockholder's Equity, page F-5

8.       It appears that you revised your statements of stockholder   s equity
in response to prior
         comment 15 to retroactively reflect the conversion of member units to common stock in connection with your incorporation as a Nevada Corporation. Please tell us the guidance considered in determining retroactive application was required. In addition, ensure that the re-designation of your common stock into Class A and Class B common stock, which occurred concurrently with your 4-1 forward stock split, has been retroactively applied. Refer to ASC 505-10-S99-4.
        You may contact Senior Staff Accountant, Megan Akst, at (202) 551-3407 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Mariam Mansaray, Staff Attorney, at (202) 551-5176 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                              Sincerely,

                                                              Division of
Corporation Finance
                                                              Office of
Technology
cc:      Richard I. Anslow